December 2, 2024

Steve Gutterman
Chief Executive Officer and Director
Gryphon Digital Mining, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

       Re: Gryphon Digital Mining, Inc.
           Registration Statement on Form S-3
           Filed November 25, 2024
           File No. 333-283440
Dear Steve Gutterman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Adam Berkaw, Esq.